Bryant Park Capital Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statement
For the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-38238

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BRYANT PARK CAPITAL SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

161 WASHINGTON ST., SUITE 310
(No. and Street)

CONSHOHOCKEN	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel D. Magerman	(484) 586-8200	jmagerman@bryantparkcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel D. Magerman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BRYANT PARK CAPITAL SECURITIES, INC. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: _President_

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Bryant Park Capital Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
January 27, 2026

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$	18,077
Prepaid expenses		9,039
TOTAL ASSETS	$	27,116

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities:		
Accounts payable and accrued expenses	$	3,817
Total liabilities		3,817
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized;		
1,000 shares issued and outstanding		10
Additional paid-in capital		444,353
Accumulated Deficit		(421,064)
Total stockholder's equity		23,299
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,116

See accompanying notes to financial statements.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly owned subsidiary of Bryant Park Capital LLC (the "Parent").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts With Customers

The Company provides mostly advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue may be recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

There are no open contracts as of December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Income Taxes</u>

The Parent has elected to treat the Company as a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, all items of taxable income, deductions, and tax credits are passed through to and are reported by the owners of the Parent on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

For the year ended December 31, 2025, the Company did not incur any interest and penalties from taxing authorities for returns filed in prior years.

The following are the major tax jurisdictions for the Company: Federal, New York State, New York City and Pennsylvania. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The stature of limitations for state purposes is generally three years, but many exceed this limitation depending upon the jurisdiction involved. Returns that we filed within the applicable stature remain subject to examination. As of December 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no unrecognized tax benefits at December 31, 2025.

<u>Leases</u>

The Company is not subject to ASC 842 due to the short term exemption therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2025.

NOTE 3. **REGULATORY REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2025, the Company had net capital of $14,260, which was $9,260 in excess of the required minimum net capital of $5,000. The aggregate indebtedness to net capital ratio was 0.27 to 1 which is less than 15 to 1 maximum allowed.

NOTE 4. **RELATED-PARTY TRANSACTIONS**

In August 2016 and subsequently amended, the Parent and Company entered into a service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $225,084 in administrative allocable expenses under the agreement during the year ended December 31, 2025. Of this balance $225,084 of payables was forgiven by the Parent as a contribution and included in Additional Paid in Capital. It is possible that the terms of certain of the related party transactions are not the same as those that would result for similar transactions among wholly unrelated parties.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were received or distributed to the Parent in 2025.

NOTE 5. **SUBSEQUENT EVENTS**

Management has evaluated the activity of the Company through the date these financial statements were issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 6.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7.   COMMITMENTS AND GUARANTEES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025, or during the year then ended.

The company maintains bank accounts at financial institutions. These accounts are insured by either the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year, cash balances held in financial institutions may have exceeded the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 8.   **SEGMENT REPORTING**

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.